Exhibit 99.1

Jaguar Mining Announces the Appointment of Rogério Fernandes as COO

JAG - TSX/NYSE

CONCORD, NH, Jan. 11, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced that G. Rogério F. Fernandes has been appointed to succeed Lúcio Cardoso as the Chief Operating Officer of the Company following Mr. Cardoso's planned retirement at the end of January 2012.  Further, the Company announced that Adriano Luiz do Nascimento, Vice President of Exploration and Engineering, retired from the Company, as had been planned, effective December 31, 2011.

"Rogério brings a wealth of experience uniquely matched to Jaguar's current operations and growth plans," said Gary German, Chairman of the Jaguar Board of Directors.  "His track record of cost reduction, new mine development, and successful management of multiple underground and open pit operations make him an ideal candidate to succeed Lúcio.  We are excited to welcome him to Jaguar."

Fernandes, a native of Minas Gerais, has been involved in the mining industry since 1981.  Since 1998 he has held various leadership and management positions within the Glencore Group overseeing significant operations in Zambia, Peru and Brazil.  He holds a graduate degree in risk management from Universidad Ancash - Peru and a mining engineering degree from Universidade Federal de Minas Gerais - Brazil.

Messrs. Cardoso and Nascimento were among the original founders of Jaguar, helping to establish the Company in 2002.  As key members of the management team they have been instrumental in establishing all of Jaguar's mining operations and leading the Company on a path of multiple acquisitions, rapid growth and continuing development.  Under their direction, Jaguar first began commercial gold production in 2005 and expanded production at a cumulative annual average growth rate of more than 50 percent from 2005 through 2010.

"Lúcio and Adriano have had an immeasurable impact on the Company," Mr. German said.  "Their ability to identify and develop quality gold assets has benefitted all Jaguar stakeholders.  Their legacy at Jaguar and throughout the Brazilian mining industry will not soon be forgotten.  We wish Lúcio and Adriano the very best in their well earned retirement."

Messrs. Cardoso and Nascimento have both agreed to continue their affiliation with Jaguar in consulting roles through 2012.

The announced retirements were both planned previously and the transition process was initiated several months ago, well before the Company's announcement of the strategic review process in November 2011.  The changes in management are unrelated to and are not expected to have any impact on the strategic review process.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Company Contacts

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:06e 11-JAN-12